UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 25)*

Friedman Industries, Incorporated
(Name of Issuer)
Common Stock, $1.00 par value
(Title of Class of Securities)
358435 10 5
(CUSIP Number)
December 31, 2010
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☐ Rule 13d-1(c)

     ☑ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	358435 10 5	Page	2	of	3 Pages

1	NAMES OF REPORTING PERSONS Jack Friedman

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

USA

	5	SOLE VOTING POWER

NUMBER OF		-0-(1)

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		-0-(1)

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-(1)

WITH:	8	SHARED DISPOSITIVE POWER

-0-(1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

-0-

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

0%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
(1) On April 4, 2010, Jack Friedman passed away. The shares that he formerly held passed through his will to the beneficiaries thereunder.

Jack Friedman	Page 3 of 3 Pages

Item 1.	(a)	Name of Issuer: Friedman Industries, Incorporated

	(b)	Address of Issuer’s Principal Executive Offices: 4001 Homestead Road Houston, Texas 77028

Item 2.	(a)	Name of Person Filing: Burton Rakoover, Executor of the Estate of Jack Friedman

	(b)	Address of Principal Business Office or, if none, Residence:
6704 Westbury Ct. Fort Worth, TX 76132

	(c)	Citizenship: USA

	(d)	Title of Class of Securities: Common Stock, $1.00 par value

	(e)	CUSIP Number: 358435 10 5

Item 3.	Not Applicable.

Item 4.	(a)	Amount Beneficially Owned: -0-

	(b)	Percent of Class: 0.0%

	(c)	Number of Shares as to Which Such Person Has:

(i) Sole Power to Vote or Direct the Vote: -0-
(ii) Shared Power to Vote or Direct the Vote: -0-
(iii) Sole Power to Dispose or to Direct the Disposition of: -0-
(iv) Shared Power to Dispose or to Direct the Disposition of: -0-

Item 5.	If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].

Item 6.	Not Applicable

Item 7.	Not Applicable

Item 8.	Not Applicable

Item 9.	Not Applicable

Item 10.	Not Applicable
SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
February 14, 2011

Date
/s/ BURTON RAKOOVER

Burton Rakoover, as Executor of the Estate of Jack Friedman